Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (“DHX Media” or the “Company”)
1478 Queen Street
Halifax, NS B3J 2H7

Item 2	Date of Material Change

February 26, 2018

Item 3	News Release

The news release was disseminated through Canada NewsWire, PR Newswire and filed on SEDAR and on Form 6-K with EDGAR on February 26, 2018.

Item 4	Summary of Material Change

The Company announced changes to its senior management.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that Dana Landry is stepping down as Chief Executive Officer and from the board of directors to pursue other projects. Executive Chair, Michael Donovan, has been appointed Chief Executive Officer.

Doug Lamb has been appointed Chief Financial Officer. Mr. Lamb succeeds former CFO, Keith Abriel, who will be leaving the Company after a short transition.

Management Biographies

Michael Patrick Donovan, Chief Executive Officer

Michael Patrick Donovan, Executive Chairman of DHX Media, has been recognized with numerous awards for his work in the television and film industry, including an Academy Award. Mr. Donovan was Chief Executive Officer of DHX Media from the time of the Company’s founding, in 2006, until August 2014. He co-founded and was Chairman and Chief Executive Officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a member of the National Advisory Council of the Academy of Canadian Cinema and Television, and is the former Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). Mr. Donovan holds B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Douglas Lamb, Chief Financial Officer

Mr. Lamb is a veteran Canadian media executive. He was appointed as Executive Vice President and Chief Financial Officer of Postmedia in July 2010, stepping down from such position in February 2017. Prior to that, he was Executive Vice President and Chief Financial Officer of Canwest LP since 2005. Mr. Lamb also served as Vice President of Corporate Development of Metroland, the community publishing business of Torstar Corporation. Prior to his employment with Torstar Corporation, he held a variety of financial roles at Hollinger International Inc. and Southam Inc.

Disclaimer

This report contains “forward-looking statements” under applicable securities laws with respect to DHX Media including, without limitation, statements regarding management changes and expected associated impacts on the Company, composition of the board of directors of the Company, and the business strategies and operational activities of DHX Media and its subsidiaries. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact Mark Gosine, EVP, Legal Affairs, General Counsel & Corporate Secretary, +1 902 420 0260.

Item 9	Date of Report

February 28, 2018